TEMIR CORP.

54 Fruktovaya Street

Bishkek, Kyrgyzstan 720027

Tel. 996-558414146

Email: temircorp@yandex.com

November 9, 2016

Ms. Susan Block,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Temir Corp.

       Registration Statement on Form S-1

       Filed October 6, 2016

       File No. 333-213996

Dear Ms. Susan Block:

Temir Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated November 2, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 6, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.

Please disclose that you are a “shell company” as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a “shell company.”

Our response:  We do not believe that Temir Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Temir Corp. can be classified as having “no or nominal operations”.  Our management devoted a significant amount of time to the development of its business. We have already started our business operations and have started to earn revenue. In furtherance of the planned business, Temir Corp. investigated the tourism market, started negotiation with other market participants and create its own tours. Also, our assets don’t consist solely of cash and cash equivalents. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Summary, page 3

2.

Please revise to disclose your current cash on hand and your monthly burn rate. Please also update with subsequent amendments, if applicable.

Our response:  We have revise to disclose our current cash on hand and our monthly burn rate.

Risk Factors, page 5

3. Please add a risk factor to highlight the fact that your sole officer and director has no experience working in the tourism business, organizing tours, or managing a tourism company, or tell us why you believe this is not necessary.

Our response:  We have added a risk factor to highlight the fact that our sole officer and director has no experience working in the tourism business, organizing tours, or managing a tourism company.

4. If material, please include a risk factor discussing the weather and seasonality of

Kyrgyzstan and its potential impact to your business and ability to accrue revenue in the tourism industry.

Our response:  We have included a risk factor discussing the weather and seasonality of

Kyrgyzstan and its potential impact to our business.

5. Please also revise to include more specific risk factor disclosure related to tourism and tourism in Kyrgyzstan.

Our response:  We have revised to include more specific risk factors disclosure related to tourism and tourism in Kyrgyzstan.

We are solely dependent upon the funds to be raised in this offering, page 5

6. Consistent with your disclosure on page 18, please disclose here that if you fail to raise at least $41,500 from the offering you would be forced to scale back or abort completely your plan of operation. In addition, consistent with your disclosure on page 10 and 12,

please clarify here that the amount Mr. Pak has informally agreed to advance is $8,500,

the funds required to complete the registration process, or advise.

Our response:  We have revised our disclosure in accordance with the comments of the commission.

Because our sole officer and director will only be devoting limited time to our operations, page 8

7. Please briefly identify and discuss the outside business activities of your sole officer, and the potential conflicts that exist as a result of these other commitments, if material.

Our response: We have identified and discuss the outside business activities of our sole officer, and the potential conflicts that exist as a result of these other commitments.

Use of Proceeds, page 11

8. We note you show the planned use of proceeds assuming the sale of 50%, 75% and 100% of the shares being offered. Please also disclose your planned use of proceeds assuming the sale of 25% of the shares being offered. Please make comparable changes to the cover page and throughout where applicable.

Our response:  In response to this comment we have also disclosed our planned use of proceeds assuming the sale of 25% of the shares being offered.

Plan of Operation, page 15

9. Please clarify what “special equipment” you intend to purchase if you sell 50% or more of the shares in the offering.

Our response:  We have revised to clarify what equipment we may need for our tours.

Description of Business, page 18

10. Refer to Table 1 and the paragraph preceding the Table, both at page 20. To the extent   practicable, please update to include the number of international inbound tourists to Kyrgyzstan to include 2015 numbers and any more recent numbers, if available, as well.

Our response: The latest number of international inbound tourists to Kyrgyzstan that was published by World Tourism Organization, Yearbook of Tourism Statistics include 2014 numbers only. 2015 numbers are not available yet.

Exhibit 23.1

11. We note that the consent refers to an audit report date of September 15, 2016. Please amend your filing to provide a revised consent that refers to the correct audit report date of September 27, 2016.

Our response:  We have filed revised consent from our independent registered public accounting firm that refers to the correct audit report date of September 27, 2016.

Please direct any further comments or questions you may have to the company at temircorp@yandex.com.

Thank you.

Sincerely,

/S/ Stanislav Pak

Stanislav Pak, President